Exhibit 12

[Willkie Farr & Gallagher LLP Letterhead]

January 26, 2015

iShares MSCI Russia Capped ETF

a series of iShares, Inc.

c/o State Street Bank and Trust Company

1 Iron Street

Boston, MA 02210

iShares MSCI Russia Capped ETF

the sole series of iShares MSCI Russia Capped ETF, Inc.

c/o State Street Bank and Trust Company

1 Iron Street

Boston, MA 02210

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) iShares MSCI Russia Capped ETF (“Acquiring Fund”), a series of iShares, Inc., (“Acquiring Portfolio”), a Maryland corporation; (ii) iShares MSCI Russia Capped ETF (“Target Fund”), the sole series of iShares MSCI Russia Capped ETF, Inc., (“Target Portfolio”), a Maryland corporation; and (iii) the holders (“Shareholders”) of voting shares of common stock of the Target Fund (“Target Fund Shares”), when the Shareholders receive solely voting shares of common stock of the Acquiring Fund (“Acquiring Fund Shares”) in exchange for their Target Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the assets of the Target Fund defined in Article 1.2 of the Plan (as defined below) (“Assets”) solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of certain liabilities (“Stated Liabilities”) of the Target Fund as defined in Article 1.3 of the Plan (“Reorganization”), all pursuant to that certain Agreement and Plan of Reorganization, dated January 16, 2015, adopted by the Board of Directors of the Target Portfolio on behalf of the Target Fund and the Board of Directors of the Acquiring Portfolio on behalf of the Acquiring Fund (“Plan”). This opinion is being delivered pursuant to Article 8 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

January 26, 2015

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Target Fund set forth in the Combined Prospectus/Information Statement filed by the Acquiring Fund and representations made in letters from the Acquiring Fund and the Target Fund addressed to us for our use in rendering this opinion (“Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

•	the transfer of the Assets of the Target Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Stated Liabilities of the Target Fund followed by the distribution of the Acquiring Fund Shares to the Target Fund Shareholders and then the complete dissolution of the Target Fund, all pursuant to the Agreement, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

•	under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Target Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Stated Liabilities of the Target Fund;

•	under sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of the Assets of the Target Fund to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Stated Liabilities of the Target Fund or upon the distribution of the Acquiring Fund Shares to the Target Fund Shareholders in exchange for such shareholders’ shares of the Target Fund in liquidation of the Target Fund;

•	under section 354 of the Code, no gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund Shares solely for the Acquiring Fund Shares pursuant to the Reorganization;

January 26, 2015

•	under section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor by such shareholder;

•	under section 1223(1) of the Code, the holding period of the Acquiring Fund Shares to be received by each Target Fund Shareholder pursuant to the Reorganization will include the period during which the Target Fund Shares exchanged therefor were held by such shareholder, provided such Target Fund Shares are held as capital assets at the time of the Reorganization;

•	under section 362(b) of the Code, the tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately before the Reorganization, except for certain adjustments that may be required to be made solely as a result of gain recognized on the transfer of certain assets of the Target Fund; and

•	under section 1223(2) of the Code, the holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target fund.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion as an amendment to the Acquiring Fund’s registration statement on Form N-14 (“Registration Statement”) and to the reference to us in the Combined Prospectus/Information Statement included as part of the Registration Statement.

Sincerely yours,

/s/ Willkie Farr & Gallagher LLP